As submitted to the Securities and Exchange Commission on November 20, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 15, 2019

(Date of earliest event reported)

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address of principal executive offices and telephone number of issuer)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

Item 9.	Other Events

Prior to November 15, 2019, StreetShares, Inc. and its subsidiaries (“StreetShares” or the “Company”) offered contract financing products to government and commercial contractors based on the total size of the contracts assigned to the Company by the customer. StreetShares’ contract financing product is not a lending product. Rather, the Company purchases invoice receivables (also referred to as, factored receivables or factored invoices) from contractors performing work on government and commercial contracts.

On November 15, 2019, the Company sold to a non-affiliated third-party certain of its factored invoice receivables having a principal balance of approximately $1,850,000.00. As of November 15, 2019, the Company still maintains one customer who has contract financing products with the Company. For new customers, the Company is no longer offering to factor invoice receivables. The Company nonetheless still offers loans and lines of credit to government and commercial contractors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 20th day of November, 2019.

STREETSHARES, INC.

By: /s/ Lauren Friend McKelvey
Name: Lauren Friend McKelvey
Title: General Counsel and Chief Compliance Officer